Exhibit 99.1

NEWS RELEASE

Toronto, January 30, 2024

(in U.S. dollars unless otherwise stated)

Franco-Nevada Declares Dividend Increase and Provides Details for Upcoming Release of Year-End 2023 Results

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is pleased to announce that its Board of Directors has raised its quarterly dividend and declared a quarterly dividend of US$0.36 per share payable on March 28, 2024 to shareholders of record on March 14, 2024 (the “Record Date”). The increased dividend will be effective for the full 2024 fiscal year. This is a 5.88% increase from the previous US$0.34 per share quarterly dividend and marks the 17th consecutive annual increase for Franco-Nevada shareholders. Canadian investors in Franco-Nevada’s IPO in December 2007 are now receiving an effective 12.1% yield on their cost base.

Cobre Panama Update

Cobre Panama currently remains in a phase of preservation and safe maintenance with production halted. As a result of the current suspension of operations, the Company is conducting an impairment analysis, the details of which will be disclosed in its 2023 year-end financial statements.

Details for Upcoming Release of 2023 Year-End Results

Franco-Nevada will report its 2023 year-end results as follows:

2023 Results Release:	March 5th after market close
Conference Call and Webcast:	March 6th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-390-0546 International: 416-764-8688

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

https://bit.ly/47FxaLi
Webcast:	www.franco-nevada.com
Replay (available until March 13th):	Toll-Free: 1-888-390-0541 International: 416-764-8677 Passcode: 380736 #

Details for Dividend Declaration and Dividend Reinvestment Plan

The dividend has been declared in U.S. dollars and the Canadian dollar equivalent will be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”) which allows shareholders of Franco-Nevada to reinvest dividends to purchase additional common shares at the Average Market Price, as defined in the DRIP, subject to a discount from the Average Market Price in the case of treasury acquisitions. The Company will issue additional common shares through treasury at a 1% discount to the Average Market Price. The Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. Participation in the DRIP is optional. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer for securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please visit our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
416-306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to the preservation and safe maintenance program at the Cobre Panama mine and any potential impairment of the carrying value of the Cobre Panama streams by Franco-Nevada. The outcome of these matters, the failure to restart production from the mine, the inability to achieve agreement on appropriate mining concession arrangements, further steps in respect thereof by the Panamanian government and courts, and the outcome of any potential legal proceedings by First Quantum Minerals Ltd. and Franco-Nevada could have a material adverse impact on the revenue Franco-Nevada derives from its streaming arrangements relating to Cobre Panama and on Franco-Nevada’s results of operations and financial condition. There can be no assurance that such forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions relating to Franco-Nevada’s business and assets, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.